SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENVEST INTERNATIONAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST 55TH STREET, 16TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT KATZ (212) 977-2461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCIALO REIMANN & ASSOCIATES CPA, PC
(Name – *if individual, state last, first, middle name*)

4 EXECUTIVE BOULEVARD SUITE 304 (Address) SUFFERN (City) NY (State) 10901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

12012089

KW 3/10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, ROBERT KATZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENVEST INTERNATIONAL, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

2/21/2012

Notary Public

SHIRLEY M. HARDIE
Notary Public, State of New York
Qualified in New York County
Reg. No. 01HA6182588
My Commission Expires Feb. 25, 2012

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENVEST INTERNATIONAL LLC
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

Scialo
Reimann
& Associates CPA, P.C.

SENVEST INTERNATIONAL LLC
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

TABLE OF CONTENTS

Scialo Reimann & Associates CPA, P.C.
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 www.sr-cpa.com

Independent Auditor's Report

To the Member and Stockholder
Senvest International LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Senvest International LLC and Subsidiary as of December 31, 2011, and the related consolidated statements of operations, changes in member's and stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Senvest International LLC and Subsidiary as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained are required by Rule 17a-5 under the Securities Exchange Act of 1934 and is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standard generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scialo Reimann & Associates CPA, PC

Suffern, New York
February 24, 2012

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2011
ASSETS		
Cash	$	232,170
Securities owned, marketable, at fair market value		150,746,136
Securities owned, not readily marketable, at estimated fair value		12,880,000
Receivable from broker		1,571,258
Interest and dividend receivable		1,496,362
Due from affiliate		6,462,687
Due from member, net		40,321,897
Deferred tax asset		1,323,000
Other assets and prepaid taxes		588,055
Total Assets	$	215,621,565
LIABILITIES AND MEMBER'S AND STOCKHOLDER'S EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair market value	$	11,728,601
Payable to broker		35,273,077
Accounts payable and accrued expenses		515,438
Total Liabilities		47,517,116
Member's and Stockholder's Equity		168,104,449
Total Liabilities and Member's and Stockholder's Equity	$	215,621,565

See accompanying notes.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2011
Investment income (loss)	
Gain on disposition of securities owned	$ 31,462,461
Change in unrealized loss on securities owned	(83,990,467)
Investment management fees	(2,577,909)
Gain on foreign exchange	515,227
Interest	2,452,004
Dividends	3,484,131
Total investment income (loss)	(48,654,553)
Operating expenses	
Wages and benefits	2,125,861
Commissions	1,495,277
Filing fees	91,209
Travel	193,757
Office	374,330
Rent	203,393
Stock loan fees	737,705
Dividend expense related to securities sold short	284,814
Telephone	63,746
Professional fees	78,910
Depreciation	20,179
Insurance	7,972
Total operating expenses	5,677,153
Loss from operations	(54,331,706)
Other (income) expenses	
Interest	1,036,396
Benefit for income taxes	(467,296)
Total other (income) expenses	569,100
Net loss	$ (54,900,806)

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S AND STOCKHOLDER'S EQUITY

	DECEMBER 31, 2011
Balance - beginning of year	$ 223,005,255
Net loss	(54,900,806)
Balance - end of year	$ 168,104,449

See accompanying notes.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2011
Cash flows from operating activities	
Net loss	$ (54,900,806)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	20,179
(Increase) decrease in operating assets, net of assets and liabilities from consolidated subsidiary:	
Securities owned, net	131,785,193
Receivable from broker	4,547,898
Interest and dividend receivable	(829,889)
Due from affiliate	4,193,966
Deferred tax asset	(1,323,000)
Other assets	(487,915)
Increase (decrease) in operating liabilities	
Securities sold, not yet purchased	(17,758,565)
Payable to broker	(36,712,638)
Accounts payable and accrued expenses	(6,479,476)
Due to member	(21,959,946)
Net cash provided by operating activities	95,001
Cash flows from investing activities	
Capital expenditures	(16,891)
Net cash used in investing activities	(16,891)
Increase in cash	78,110
Cash at beginning of year	154,060
Cash at end of year	$ 232,170

See accompanying notes.

Note 1 - Organization and Business Activity

Senvest International LLC (the "Company"), is a wholly owned subsidiary of Senvest Capital, Ltd., a Canadian concern traded on the Toronto Stock Exchange. The Company was organized in the State of Delaware in December 1994 as a limited liability company and during 1999 became a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company trades for its own account and has no customers. The operating agreement contains a clause which requires termination of the Company by December 31, 2094.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Senvest International LLC and it's majority owned subsidiary, Senvest Fund Management Inc. ("SFM or subsidiary"). All material intercompany accounts and transactions have been eliminated in consolidation.

Securities - Securities transactions are recorded on a trade date basis. The Company transmits all transactions through a clearing broker who maintains the account.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The marketable securities owned are pledged as collateral for the amount payable to the clearing broker.

Income Taxes - The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members. However, the Company is required to withhold tax at the treaty rate, if applicable, on their share of the fixed and determinable income. The Subsidiary has elected to be taxed as a C corporation pursuant to the Internal Revenue Code and applicable state laws.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2008, 2009 and 2010 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

Use of Estimates in Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Senvest Fund Management, Inc. and Other Related Party Transactions

SFM has a sub-advisory management agreement with RIMA Management, LLC ("RIMA"), a related party. The agreement states that SFM will provide research, advise, and recommendations on securities and such other investment advisory services to RIMA as necessary or desirable to assist RIMA in its investment management functions. Pursuant to the agreement, SFM is entitled to receive 12% of any fixed fees, basic fees, incentive fees or incentive allocations received by RIMA. In addition, RIMA has a sub-advisory agreement with Senvest Capital Ltd., which is the parent company of Senvest International LLC. This agreement, which contains the same provisions as the agreement between RIMA and SFM, entitles Senvest Capital Ltd. to 48% of the fees earned by RIMA. Pursuant to these agreements approximately $303,000 of fees were earned by SFM for the year ended December 31, 2011.

At December 31, 2011, RIMA owes SFM approximately $6,463,000 pursuant to the provisions of the sub-advisory management agreement.

At December 31, 2011, SFM owes Senvest Capital Ltd. approximately $3,760,000, which accrues interest at 8% per annum. There are no repayment terms associated with this payable.

At December 31, 2011, the Company is due approximately $44,082,000 from Senvest Capital Ltd.. This is a non-interest bearing loan, and has no repayment terms.

Note 4 - Net Capital Requirement

The Company is subject to the net capital (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2011 the Company's net capital ratio was 0.007 to 1.0 and its net capital was $77,869,521 as compared with required net capital requirement of $100,000.

Note 5 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, consisted of trading securities at market value at December 31, 2011 as follows:

	Owned	Sold, Not Yet Purchased
Common stocks	$ 107,305,808	$ 11,704,051
Preferred stocks	19,641,855	-.-
Bonds	23,798,473	-.-
Derivatives	-.-	24,550
Not readily marketable	12,880,000	-.-
	$ 163,626,136	$ 11,728,601

Note 6 - Fair Value Measurement

The Company uses GAAP for fair value measurement of financial assets that are recognized or disclosed at fair value in the financial statements. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 Inputs that are other than quoted prices included in Level 1 that are observable for the asset or liability, whether directly or indirectly.

Level 3 Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table present assets and liabilities that are measured at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned				
Common stocks	$ 106,686,410	$ 618,461	$ 937	$ 107,305,808
Preferred stocks	19,641,855	-.-	-.-	19,641,855
Bonds	-.-	23,798,473	-.-	23,798,473
Receivable from broker	1,571,258	-.-	-.-	1,571,258
Not readily marketable, at estimated fair value	-.-	-.-	12,880,000	12,880,000
Total assets	$ 127,899,523	$24,416,934	$ 12,880,937	$ 165,197,394
LIABILITIES				
Securities sold, not yet purchased				
Common stocks	$ 11,704,051	$ -.-	$ -.-	$ 11,704,051
Derivatives	-.-	24,550	-.-	24,550
Payable to broker	35,273,077	-.-	-.-	35,273,077
Total liabilities	$ 46,977,128	$ 24,550	$ -.-	$ 47,001,678

Note 7 – Income Taxes

The income tax benefit for the year ended December 31, 2011:

Federal:		
Current	$	860,757
Deferred		(449,820)
State and local:		
Current		(5,053)
Deferred		(873,180)
	$	(467,296)

Note 8 - Operating Lease

The Company had a five year sublease agreement that expired in June 30, 2010, to rent office space. This lease agreement was amended and extended through June 2015. Rent expense, including escalation charges for the year ended December 31, 2011 amounted to $203,393. The minimum annual rental commitment under the lease, exclusive of taxes and other charges are as follows:

2012	$	171,372
2013		175,664
2014		181,826
2015		92,695
	$	621,557

Note 9 - Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Note 9- Financial Instruments (continued)

Fair values of forwards, swaps, and options contracts are recorded in securities owned or securities, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers, as applicable.

Premiums and unrealized gains and losses for written and purchased option contracts, as well as unrealized gains and losses on interest rate swaps, are recognized gross in the consolidated statement of financial condition. The unrealized gains for delayed-delivery, to-be-announced (TBA), and when-issued securities generally are recorded in the consolidated statement of financial condition net of unrealized losses by counterparty where master netting agreements are in place.

Note 10 - Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties.

The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications

Note 11 - Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Note 11 - Other Financial Information (continued)

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for	
Income taxes	$ 2,258,340
Interest	$ 1,086,159

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2011
Total member's and stockholder's equity	$ 168,104,449
Deductions and/or charges	
Nonallowable assets	62,151,801
Total deductions and/or charges	62,151,801
Net capital before haircuts on securities positions	105,952,648
Haircuts on securities	(21,766,485)
Undue concentrations	(680,405)
Illiquid securities	(5,636,237)
Net capital	$ 77,869,521
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requires (6-2/3% of aggregated indebtness)	34,380
Minimum dollar net capital requirement	100,000
Net capital requirement (greater of above)	100,000
Excess net capital	$ 77,769,521
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 515,438
Aggregate indebtedness	$ 515,438
Ratio of aggregate indebtedness to net capital	0.007:1.0

There are no material differences bewteen the computation of aggregate indebtedness presented above and the computation of aggregare indebtedness in the Company's unaudited Form X-17A-5, Part II-A, as amended on February 23, 2012.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2011

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

Scialo Reimann & Associates CPA, P.C.

4 Executive Boulevard, Suite 304
Suffern, New York 10901

Tel: (845) 533-4690 Fax: (845) 533-4691 www.sr-cpa.com

Independent Auditor's Supplementary Report on Internal Control Required by SEC Rule 17a-5

To the Member and Stockholder
Senvest International LLC and Subsidiary

In planning and performing our audit of the financial statements of Senvest International LLC (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governs of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Scialo Reimann & Associates CPA, PC

Suffern, New York
February 24, 2012

SENVEST INTERNATIONAL LLC
AND SUBSIDIARY

AGREED UPON PROCEDURES

DECEMBER 31, 2011

Scialo
Reimann
& Associates CPA, P.C.

4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 www.sr-cpa.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholder
Senvest International LLC and Subsidiary

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SPIC") for the year ended December 31, 2011, which were agreed to by Senvest International LLC and Subsidiary and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Senvest International LLC and Subsidiary's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Senvest International LLC and Subsidiary's management is responsible for Senvest International LLC and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (copy of disbursement) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report in intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Scialo Reimann & Associates CPA, PC

Suffern, New York
February 22, 2012